Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Jonathan M. Kopcsik
(215) 564-8099
jkopcsik@stradley.com

July 19, 2022
VIA EDGAR

John Grzeskiewicz
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	Ivy Funds (the “Registrant”) File Nos. 033-45961; 811-06569

Dear Mr. Grzeskiewicz:
On behalf of the Registrant, below are its responses to the comments you provided us on July 6, 2022 with regard to its Post-Effective Amendment No. 191 (the “Post-Effective Amendment”) to its Registration Statement on Form N-1A relating to certain changes to the Delaware Ivy Core Bond Fund (formerly, Delaware Ivy Securian Core Bond Fund) and Delaware Ivy Natural Resources Fund (each a “Fund” and collectively, the “Funds”).  The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission (“Commission”) on May 27, 2022.
Below we have provided your comments and the Registrant’s responses to them.
1.	Comment: Confirm that the Registrant has received manager-of-managers exemptive relief from the Commission.
Response: The Registrant confirms that it has received manager-of-managers exemptive relief from the Commission.
2.	Comment: Confirm that the Delaware Ivy Core Bond Fund does not offer Class B shares.

Response: The Registrant so confirms.
3.	Comment: Confirm that no shareholder vote is required with respect to the change in sub-advisors to the Delaware Ivy Core Bond Fund.
Response:  The Registrant confirms that no shareholder vote is required with respect to the change in sub-advisers because its existing manager-of-managers relief includes the ability to hire certain affiliated sub-advisers without a shareholder vote, including those of the type involved herein.
* * *
Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Phil Shipp Macquarie Asset Management

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